Chattem, Inc. 1715 West 38th Street Chattanooga, Tennessee 37409

April 28, 2006

VIA EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Chattem, Inc.
Form 10-K for Year Ended November 30, 2005
File No. 000-05905

Commissioners:

On behalf of Chattem, Inc. (the “Company” or “Chattem”), this will respond to the comments set forth in the letter from Jim B. Rosenberg of the Securities and Exchange Commission staff (the “Staff”) dated March 24, 2006. For the convenience of the Staff, we are sending courtesy paper copies via Federal Express. In addition, to assist the Staff in its review, we have set forth the text of the Staff’s comments in bold followed by the Company’s response.

Form 10-K - November 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 33

1. We note that you present the non-GAAP measures, EBITDA, Adjusted EBITDA and Adjusted Net Income as indicators of your performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes:

•	there is a past pattern of these items occurring in each reporting period;
•	the financial impact of these items will not disappear or become immaterial in the future; and

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•	there is no unusual reason that the Company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management’s assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10 of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please confirm to us that you will revise your future filings, beginning with your Form 10-Q for the period ended February 28, 2006, to remove all references to these measures or tell us how your disclosure complies with Item 10 of Regulation S-K

1. As the Staff has identified, Chattem presented in its Form 10-K for the fiscal year ended November 30, 2005 the following non-GAAP measures as performance indicators: EBITDA, Adjusted EBITDA and Adjusted Net Income. Chattem understands that it is not appropriate to eliminate recurring items from the most comparable GAAP measure in an attempt to smooth earnings. However, Chattem does not believe the non-GAAP financial measures it has presented have the effect of improperly smoothing earnings and believes that presentation of these measures provides useful information to investors regarding the Company’s results of operation.

Nevertheless, in light of the Staff’s comments and the inherent uncertainty as to the acceptability of non-GAAP measures under a facts and circumstances test, Chattem confirms that it has revised the disclosure in its Form 10-Q for its quarter ended February 28, 2006 to remove all references to non-GAAP measures and will no longer use Adjusted EBITDA or Adjusted Net Income in its reports filed with the Commission on Form 10-K or Form 10-Q and in any registration statements filed with the Commission, or any other non-GAAP financial measure in such filings, except in accordance with Item 10 of Regulation S-K.

As disclosed in the Form 10-K, Chattem presents the non-GAAP financial measures, Adjusted EBITDA and Adjusted Net Income, which exclude the following items: loss on early extinguishment of debt, impairment of indefinitive-lived assets, loss on product divestures, litigation settlement and executive severance. The reasons that Chattem believes that its prior use of these non-GAAP financial measures has been appropriate are summarized below.

Usefulness to Investors.

In accordance with the requirements of Item 10(e) of Regulation S-K and the commentary in the release adopting the Conditions for Use of Non-GAAP Financial Measures, and in keeping with the purposes of Item 303 of Regulation S-K, Chattem has set forth in its Management’s Discussion and Analysis of Results of Operations and Financial Condition a discussion of the reasons why management utilized the non-GAAP financial measures and the utility of such measures to investors. This discussion has been supplemented with the tabular presentation of non-GAAP measures reconciling such measures to the most directly comparable GAAP financial measure. In this context, these non-GAAP financial measures have been provided to Chattem’s investors in order to provide additional indicators of operational strength and measures of ongoing operating performance. These

April 28, 2006

non-GAAP financial measures are also provided in order for investors to better understand the manner in which management evaluates our business and not as a replacement for GAAP financial measures. Chattem believes that the non-GAAP financial measures it provides are useful to improve and clarify an investor’s understanding of the financial and operational performance of Chattem.

Recurring Items.

In addition, except with respect to EBITDA as discussed below, Chattem respectfully disagrees with the Staff’s view that each of the items that it has excluded have the following attributes of a recurring item:

•	there is a past pattern of these items occurring in each reporting period;

•	the financial impact of these items will not disappear or become immaterial in the future; and

•	there is no unusual reason that the Company can substantiate to identify the special nature of these items.

Each of the items excluded from the non-GAAP financial measures occur outside the normal course of the Company’s business and are unusual in nature.

Loss on early extinguishment of debt. A loss (gain) on early extinguishment of debt has been recorded in three of Chattem’s fiscal years since fiscal 2001. These items have generally been recorded to reflect refinancing transactions or early payment of debt. While such charges have occurred in certain past periods, refinancing indebtedness or a substantial repurchase of outstanding debt is not part of the usual course of business for Chattem and such charges have not occurred in each reporting period. As described above, Chattem believes excluding this item is useful to its investors.

Impairment of indefinite-lived assets, loss on product divestures and executive severance. Charges related to the loss on product divestures and executive severance were incurred in fiscal 2005, and a charge related to the impairment of indefinite-lived assets was incurred in fiscal 2004, however, no similar charge has been incurred by Chattem in any other fiscal period since fiscal 2000, except for the fiscal 2002 impairment of indefinite-lived assets which was reflected as a cumulative effect of change in accounting principle in connection with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.” Moreover, Chattem does not reasonably expect that charges for such items will be incurred in the next two fiscal years. Thus, a review of Chattem’s financial statements over the past five years confirms that there has not been a past pattern of such charges occurring in each reporting period and management reasonably believes that it is probable that the financial impact of these items will disappear or become immaterial within a near-term finite period. Each of these items resulted from an event or transaction that was unusual in nature.

Litigation settlement. A litigation settlement charge was recorded in fiscal 2004 and then adjusted to reduce the charge in fiscal 2005 based on more complete information concerning the litigation. The litigation settlement charge represents the settlement of discrete litigation that affects

April 28, 2006

more than one fiscal year. Chattem has not recorded any other litigation settlement charges since fiscal 2001 and expects that the financial impact of this litigation item will disappear or become immaterial within a near-term finite period.

EBITDA.

As stated in the Form 10-K, Chattem calculates EBITDA by adding to net income recurring charges for income taxes, interest expense and depreciation and amortization. As also reported in the Form 10-K, Chattem considers EBITDA to be an important indicator of its operational strength and performance, including its ability to pay interest, service debt and fund capital expenditures, which allows investors a useful measure of its ongoing operating performance. Chattem believes that EBITDA is a widely used performance indicator that investors understand and expect to see as a supplement to but not as an alternative to operating income, net income or other measures of financial performance reported in accordance with GAAP or as an alternative to cash flows. As an issuer of debt securities, Chattem believes its investors are particularly interested in the Company’s EBITDA level. EBITDA is also used in the calculation of certain ratios to determine Chattem’s compliance with the terms of its senior secured credit facility. For these reasons, Chattem believes that it has satisfied the burden of demonstrating the usefulness of EBITDA.

Earnings Release.

Because Chattem believes these non-GAAP measures are useful to investors, it may present certain of these measures in its earnings releases, which are in turn furnished rather than filed to the Commission pursuant to Item 2.02 of Form 8-K. Chattem will enhance its discussion as to the utility of these measures and the purposes for which management uses these measures in its earnings releases and in the accompanying Form 8-K furnished to the Commission pursuant to Item 2.02 of Form 8-K.

Critical Accounting Policies, Page 35

2. We acknowledge your revenue recognition policy as noted herein and within your “Summary of Significant Accounting Policies” in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue such as product returns; coupons; and other discounts and allowances related to promotional programs and “advertising vehicles;” could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

(a) Described the type and amount of each promotional program accrual at the balance sheet date. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each accrual, inclusive of your seasonal and non-seasonal product return accruals. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

2. (a) The Company will revise its financial statement disclosure in future filings to include the type and amount of each promotional program accrual at the balance sheet date. In

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addition, the Company will include disclosure of the sensitivity of seasonal and non-seasonal returns and promotional programs.

Chattem’s promotional programs generally take the form of coupons and vendor allowances, which are normally taken via temporary price reductions, scan downs, display activity, cooperative advertising programs and participations in in-store programs provided uniquely by the customer. As of November 30, 2005, the coupon and vendor allowances accruals were $0.6 million and $1.1 million, respectively. Each percentage point change in promotional program participation would impact net sales by $0.1 million and advertising and promotion expense by an insignificant amount.

Each percentage point change in the seasonal return rate would impact net sales by approximately $0.2 million. Each percentage point change in the non-seasonal return rate would impact net sales by approximately $0.3 million.

The Company believes the methodology used and factors considered are appropriate and result in a reasonable estimate of the future payments expected by the Company under the promotional programs and future product returns. The Company has enhanced its discussion of these factors in the response to Comment 2(b) below and will incorporate these additional disclosures in future filings.

(b) Expand your disclosure of the factors that you consider in estimating each accrual. Specifically, please address how you consider factors other than historical product returns, such as levels of inventory in your distribution channels (for non-seasonal products); estimated remaining product shelf lives; price changes from competitors; and introductions of new products.

(b) The Company analyzes promotional programs in two primary categories -- coupons and vendor allowances. Customers normally utilize vendor allowances in the form of temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. The Company estimates the accrual for outstanding coupons by utilizing a third-party clearinghouse to track coupons issued, coupon value, distribution and expiration dates, quantity distributed and estimated redemption rates that are provided by the Company. The Company estimates the redemption rates based on internal analysis of historical coupon redemption rates and expected future retail sales by considering recent point of sale data. The estimate for vendor allowances is based on estimated unit sales of a product under a program and amounts committed for such programs in each fiscal year. Estimated unit sales are determined by considering customer forecasted sales, point of sale data and the nature of the program being offered. The three most recent years of expected program payments versus actual payments made and current year retail point of sale trends are analyzed to determine future expected payments. Customer delays in requesting promotional program payments due to their audit of program participation and resulting request for reimbursement is also considered to evaluate the accrual for vendor allowances.  The Company separates returns into the two categories of seasonal and non-seasonal products. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, the Company accrues an estimated amount for product returns, as a reduction of these sales, based upon historical experience and consideration of discontinued products, product divestitures, estimated inventory levels held by the Company’s customers and retail point of sale data on existing and newly

April 28, 2006

introduced products. The Company’s actual experience level of returns may fluctuate from estimates made due to several factors including weather conditions, customer inventory levels and competitive conditions.

The Company’s estimate of product returns does not give consideration to remaining product shelf life or competitor price changes. The Company does not consider product shelf life due to the relatively long product life, which is generally two to three years. The Company believes this timeframe to be adequate for the customer’s inventory to be sold at retail and not returned. Competitor pricing is also not a primary consideration for estimating the returns reserve due to product pricing being determined up-front and in connection with the customer’s purchasing department.

The Company will incorporate these additional disclosures in future filings.

(c) To the extent that the information you consider in b. is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any. In particular, please ensure that you isolate this information as it relates to your sun care products.

(c) The Company’s estimate of amounts to be paid or deducted from customer remittances under promotional programs or as a result of returned product is based on several factors from external sources. The estimate of expected coupon redemption is based on end-user usage of coupons and is tracked by the third-party clearing house utilized by the Company for this process. The estimate of this accrual, which was $0.6 million as of November 30, 2005, is determined by the dollar value and amount of outstanding coupons and the estimated redemption rate provided to the third-party clearing house by the Company.

Although the Company’s estimate of vendor allowances is primarily based on historical experience, third-party point of sale data and customer demand is analyzed to help the Company gauge program participation and the expected future cost of the outstanding programs, which was estimated as $1.1 million as of November 30, 2005.

As noted in the response to question 2(b) above, expected returns are analyzed in two product categories - seasonal and non-seasonal products. Primary consideration is given to historical return experience for these two product groups when estimating expected returns. However, the Company does separately analyze the potential impact of any specific events such as discontinued product or expected returns due to a product divestiture. As of November 30, 2005, estimated returns of pHisoderm product was $0.7 million due to our November 30, 2005 divestiture of this brand. In addition to the consideration of specific events such as product discontinuance and divestiture, the Company also analyzes the reasonableness of the accrual for product returns by the trend of retail sales versus factory sale data for new and existing products. The Company can only effectively determine the amount of inventory held by one of its customers due to the lack of reliable data from other

April 28, 2006

customers. The Company’s estimate of product returns for seasonal and non-seasonal products as of November 30, 2005 was $0.2 million and $0.6 million, respectively.

(d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

(d) The Company’s customer base primarily consists of large national retailers and it is the Company’s experience that these companies effectively manage inventory levels to not have amounts in excess of needs in the ordinary course of business. As a result, the Company is not aware of any shipments made in excess of customer inventory levels in the ordinary course of business. Also, we do not generally provide sales incentives to customers, but in the event of an incentive, the Company’s policy is to not recognize revenue on shipped product.

(e) We note your presentation, in Schedule II, of the roll-forwards of your sales returns allowance and cash discounts accrual for the financial statement periods presented. Please enhance those roll-forwards to demonstrate the following for each period presented:

•	the current provision related to sales made in current period;
•	the current provision related to sales made in prior periods;
•	actual returns or credits in current period related to sales made in current period; and
•	actual returns or credits in current period related to sales made in prior periods.

In addition, please provide the same roll-forward information for your other accrual items, as outlined in response to our above comment 2(a).

(e) The Company is not able to effectively determine the original shipment date of returned product in order to be able to provide the information in Schedule II separately between current and prior periods. The Company’s systems and process do not allow for the tracking of product in this manner. Also, the Company understands Rule 12-09 and Rule 5-04 of Regulation S-X, to require the registrant to present a schedule of valuation and qualifying accounts for each period for which an audited income statement is required. Rule 12-09 of Regulation S-X specifies the form and content of this schedule and requires a registrant to list, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. The Company believes that it is following the requirements under Rule 12-09 of Regulation S-X, and the enhancement in Schedule II is not required.

The Company has provided the roll-forward information in a Schedule II format as requested for the promotional accruals below:

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SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(In thousands)
Description	Balance at Beginning of Period	Charged to Net Sales, Costs and Expenses (1)	Charged to Other Accounts - Describe	Deductions- Payments	Balance at End of Period

Year ended November 30, 2005:
Promotional accruals	$3,227	$13,343	$—	$(14,918)	$1,652

Year ended November 30, 2004:
Promotional accruals	$4,869	$13,662	$—	$(15,304)	$3,227

Year ended November 30, 2003:
Promotional accruals	$7,120	$12,371	$—	$(14,622)	$4,869

(1) Additions in promotional accruals are recorded as either advertising and promotion expense or as a reduction of sales.

(f) Finally, please include information regarding the reason for the fluctuations in your sales returns allowance, considering both seasonal and non-seasonal products, for the periods presented.

(f) The allowance for customer returns amounted to $1.5 million, $0.5 million and $2.2 million in fiscal 2005, 2004 and 2003, respectively. The decrease in the allowance for customer returns from 2003 to 2004 primarily reflects a six percentage point decrease in actual returns as a percentage of gross sales for seasonal products. The increase in the allowance for customer returns from 2004 to 2005 reflects a specific $0.7 million allowance for customer returns related to the divestiture of the pHisoderm brand and the consideration of estimated customer inventory levels. In addition, actual returns as a percentage of gross sales for seasonal products increased three percentage points when comparing 2004 to 2005.

3. Please also provide us with additional information, in a disclosure-type format, regarding your accounting policy for each promotional program and advertising vehicle in relation to EITF 01-9, particularly paragraph 9.

3. The Company will revise its financial statement disclosure in future filings to clarify its accounting policy for each promotional program and advertising vehicle in relation to Emerging Issues Task Force Issue No. 01-9. An example of this disclosure is set forth below.

The Company routinely enters into agreements with customers to participate in promotional programs. The cost of these programs is recorded as either advertising and promotion expense or as a reduction of sales as prescribed by Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. A significant portion of the programs are recorded as a reduction of sales and generally take the form of coupons and

April 28, 2006

vendor allowances, which are normally taken via temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. The Company also enters into cooperative advertising programs with certain customers, the cost of which is recorded as advertising and promotion expense. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of the advertisement being run. During fiscal 2005, 2004 and 2003, the Company’s cooperative advertising reimbursements did not exceed the fair value of the benefits received under those programs.

* * * * * * * *

On behalf of Chattem, this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (423) 822-3625.

Very truly yours,

Theodore K. Whitfield, Jr.

HFS/rmc
cc:	Mr. Robert E. Bosworth
Mr. Robert B. Long
Hugh F. Sharber, Esq.